Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 333-59616

                                       Date: June 8, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a

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deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on June 1, 2001, First Union filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

     First Union and Wachovia, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on
Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of participants may be obtained by reading the registration statement and the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

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THE FOLLOWING MEMORANDUM WAS RELEASED TO FIRST UNION EMPLOYEES

Date:    June 8, 2001

To:      Technology Group
         Operations Group
         Key Managers
From:    David Carroll
Re:      Merger Integration Risk - Perspective

Over the past several weeks, a lot has been written and discussed about the potential integration risk associated with mergers, and in particular, our merger with Wachovia. Some parties have questioned whether we're up to the challenge of putting these two companies together in a high-quality, customer-friendly and efficient way. The hostile bidder in Atlanta has also chosen to list this as a plank in its platform to derail our more friendly combination. Reporters, analysts and closet experts continue to remind us of the very disappointing and humbling CoreStates integration experience, perhaps leaving many with the impression that it represents the measure of our merger integration track record and skills.

After recent discussions with many of you, our partners at Wachovia and a number of our investors, I've realized we need to reinforce the facts about First Union's integration capabilities:

o Over the past 15 years, we've acquired and integrated 81 banks or thrifts; 27 of them with more than $1 billion in assets. Only one of these 81 efforts had any meaningful negative customer impact or service disruption.
o We've acquired and very quietly and successfully integrated 10 investment management/broker dealers.
o In the course of those 15 years, we've converted more than 2,000 different systems and 4,000 branches (or put another way, we've acquired and converted four SunTrusts) to common technology platforms, while updating every major platform to state-of-the-art technology. We believe it's this successful effort that has led to our company's recognition in the industry as a technology leader.
o First Union's expertise in integration has been sought out by other banks, including two international banks, and other companies in different industries.

As noted, First Union's integration of CoreStates was, in retrospect, an exception to our strong track record. CoreStates was a very well-positioned bank with great market share in one of the best markets in the U.S. But the high acquisition price drove the need to reduce costs beyond what may have been prudent and also combined with our implementing an entirely new operating model on the retail side. In hindsight, we tried to accomplish a great deal in a short period of time, and it proved difficult to pay enough attention to the customer experience. We learned invaluable lessons from this experience that our smaller competitors have not had the benefit of, and we are better for the experience. In addition, we acquired great talent and now have a very high-performing bank in one of the top markets in the country.

I also would like to point out that The Money Store - another acquisition cited frequently by critics -- was not an issue from an integration standpoint. Although this was not a good acquisition, the actual conversion process went very well.

History illustrates we have an accomplished record of integration. I can also tell you that in my interactions with Wachovia, I have found that their reputation for doing things the right way has been borne out. They bring to our combination a very strong track record for successful merger experience.

My point in sharing all of this with you is simply to suggest that while a lot is at stake with this merger, one of the most important components is our reputation. The pundits' take on our integration history tells me we need to continue to recognize and reiterate the facts about our integration skills and successes. To me, questioning our track record, experience and skill is nothing short of an insult to people like Jean Schoen, Frank Hobby, Jim Chester, Janet Hemming and countless of thousands of others who have quietly and selflessly gone the extra mile, missed holidays and worked 90 days straight to make us the company we are today. They represent the best in the industry and have moved First Union toward the same.

I am convinced this is going to be our absolute best merger ever, especially from the customer's view, because I believe we know how to do mergers the right way. Thanks for what you're doing to support this effort, and please keep the facts of our success in mind as you talk to your teams, neighbors and customers.


Note:  The following notice is included to meet certain legal requirements:

In connection with the proposed transaction with Wachovia, on June 1, 2001, First Union filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of these documents, without charge, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the director and officer participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the proxy materials filed with the SEC by First Union on March 13, 2001 and by Wachovia on March 19, 2001. Additional information regarding the interests of participants in the proxy solicitation may be obtained by reading the registration statement and the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.